# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: U.S. GLOBAL INVESTORS, INC., CIK 0000754811
CUSIP: 902952100
Title of class of securities: CLASS A
Address of issuer's principal executive offices: 7900 Callaghan Road, San Antonio, Texas (TX), 78299
Date of event which requires filing of this statement: 06/02/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001570284

## Reporting persons
- Gator Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 1,100,767; aggregate amount beneficially owned 1,100,767 (10.65% of the class)
- Derek Pilecki: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 1,100,767; aggregate amount beneficially owned 1,100,767 (10.65% of the class)
- Gator Financial Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 918,175; aggregate amount beneficially owned 918,175 (8.88% of the class)
- ECA Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 74,922; aggregate amount beneficially owned 74,922 (0.72% of the class)
- Gator Qualified Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 101,670; aggregate amount beneficially owned 101,670 (0.98% of the class)

## Item 1. Issuer
Name of issuer: U.S. GLOBAL INVESTORS, INC.
Address of issuer's principal executive offices: 7900 Callaghan Road, San Antonio, TEXAS 78299

## Item 2. Person Filing
Name of person filing:
Gator Capital Management, LLC
Derek Pilecki
Gator Financial Partners, LLC
ECA Fund, LP
Gator Qualified Partners, LLC
Address of principal business office or, if none, residence:
2502 N. Rocky Point Dr.
Ste 665
Tampa, FL 33607
Citizenship:
Gator Capital Management, LLC is a Delaware limited liability company
Derek Pilecki is a United States citizen
Gator Financial Partners, LLC is a Delaware limited liability company
ECA Fund, LP a Texas Limited Partnership
Gator Qualified Partners, LLC is a Delaware limited liability company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Gator Capital Management, LLC 1,100,767
Derek Pilecki 1,100,767
Gator Financial Partners, LLC 918,175
ECA Fund, LP 74,922
Gator Qualified Partners, LLC 101,670
Percent of class:
Gator Capital Management, LLC 10.65%
Derek Pileck 10.65%
Gator Financial Partners, LLC 8.88%
ECA Fund, LP 0.72%
Gator Qualified Partners, LLC 0.98
Sole power to vote or to direct the vote:
N/A
Class A Shares are non-voting
Shared power to vote or to direct the vote:
N/A
Class A Shares are non-voting
Sole power to dispose or to direct the disposition:
N/A
N/A
N/A
Shared power to dispose or to direct the disposition:
Gator Capital Management, LLC 1,100,767
Derek Pilecki 1,100,767
Gator Financial Partners, LLC 918,175
ECA Fund, LP 74,922
Gator Qualified Partners, LLC 101,670

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Joint Filing Agreement dated July 1, 2025, among Gator Financial Partners, LLC, Gator Qualified Partners, LLC, Gator Capital Management, LLC, and Derek Pilecki.

## Signatures
- Gator Capital Management, LLC: Derek Pilecki, Managing Member (06/02/2026)
- Derek Pilecki: Derek Pilecki, Individual (06/02/2026)
- Gator Financial Partners, LLC: Derek Pilecki, Managing Member (06/02/2026)
- ECA Fund, LP: Derek Pilecki, Derek Pilecki (06/02/2026)
- Gator Qualified Partners, LLC: Derek Pilecki, Managing Member (06/02/2026)
Comment: After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

This Amendment No. 4 to Schedule 13G is being filed to terminate the reporting obligation of the Reporting Persons with respect to the Class A Common Stock (Non-Voting) of U.S. Global Investors, Inc. The Reporting Persons are terminating this Schedule 13G because the Class A shares beneficially owned by the Reporting Persons are non-voting securities and therefore do not constitute voting equity securities subject to Section 13(d) or 13(g) of the Securities Exchange Act of 1934. The Reporting Persons' beneficial ownership of Class A shares has not decreased below 5%; rather, the Reporting Persons have determined that Schedule 13G is inapplicable to non-voting securities. The Reporting Persons' beneficial ownership of Class A shares is being reported separately on Form 3 and Form 4 filed concurrently herewith pursuant to Section 16(a) of the Securities Exchange Act of 1934."